FILE NO.

070-07018

CONESVILLE COAL PREPARATION COMPANY
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 23463
BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2003

CONTENTS
Page
Statements of Income	1

Balance Sheets	2

Statements of Quantities of Coal Processed and
Customer Billings for Coal Washing Services	3

Statements of Cost of Operation	4

Price Per Ton of Coal Deliveries	5

CONESVILLE COAL PREPARATION COMPANY
STATEMENTS OF INCOME
BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2003
(UNAUDITED)

	Month Ended			Three Months Ended
	October 31, 2003	November 30, 2003	December 31, 2003	December 31, 2003
	(in thousands)
OPERATING REVENUES -
Services to Parent	$801	$659	$207	$1,667

COST OF OPERATION	794	652	217	1,663

OPERATING INCOME (LOSS)	7	7	(10)	4

NONOPERATING INCOME	2	2	3	7

INCOME (LOSS) BEFORE
FEDERAL INCOME TAXES	9	9	(7)	11

FEDERAL INCOME TAX EXPENSE (CREDIT)	3	3	(13)	(7)

NET INCOME	$6	$6	$6	$18

The common stock of the Company is wholly-owned by Columbus Southern Power Company.

CONESVILLE COAL PREPARATION COMPANY
BALANCE SHEETS
BY MONTH-END, FOR THE QUARTER ENDED SEPTEMBER 30, 2003
(UNAUDITED)

	October 31, 2003	November 30, 2003	December 31, 2003
	(in thousands)

ASSETS
MINING PLANT:
Mining Plant in Service	$1,777	$1,779	$1,759
Accumulated Amortization	1,457	1,460	1,429

NET MINING PLANT	320	319	330

OTHER PROPERTY AND INVESTMENTS	102	97	92

CURRENT ASSETS:
Cash and Cash Equivalents	2	2	2
Accounts Receivable:
General	24	24	24
Affiliated Companies	802	684	207
Advances to Affiliates	2,160	2,258	2,043
Materials and Supplies	1,330	1,315	1,314
Other	31	30	29

TOTAL CURRENT ASSETS	4,349	4,313	3,619

DEFERRED INCOME TAXES	1,997	2,018	1,628

DEFERRED CHARGES	15	17	--

TOTAL	$6,783	$6,764	$5,669

CAPITALIZATION AND LIABILITIES
SHAREOWNER'S EQUITY:
Common Stock - Par Value $1,000:
Authorized - 500 Shares
Outstanding - 100 Shares	$100	$100	$100
Accumulated Other Comprehensive Loss	(106)	(106)	(66)
Paid-in Capital	400	400	400
Retained Earnings	1,228	1,234	1,240

TOTAL SHAREHOLDER'S EQUITY	1,622	1,628	1,674

OTHER NONCURRENT LIABILITIES	3,715	3,741	3,115

CURRENT LIABILITIES:
Accounts Payable:
General	78	200	228
Affiliated Companies	79	61	190
Taxes Accrued	469	502	54
Other	406	414	408

TOTAL CURRENT LIABILITIES	1,032	1,177	880

REGULATORY LIABILITIES	414	218	--

TOTAL	$6,783	$6,764	$5,669

CONESVILLE COAL PREPARATION COMPANY
STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
CUSTOMER BILLINGS FOR COAL WASHING SERVICES
BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2003

Services Rendered to Columbus Southern Power Company's Conesville Plant*	Raw Coal Input	Rejects	Clean Coal Output	Average Unit Price	Amount
(Month/Year)	(tons)	(tons)	(tons)	(per ton)	(000)

October 2003	272,225	36,043	236,182	$3.39	$801

November 2003	200,224	29,474	170,750	$3.86	$659

December 2003	254,859	38,178	216,681	$0.96	$207

Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light Company and Columbus Southern Power Company, the parent of Conesville Coal Preparation Company

CONESVILLE COAL PREPARATION COMPANY
STATEMENTS OF COST OF OPERATION
BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2003

	October 2003	November 2003	December 2003	Three Months Ended 12/31/03
	(in thousands)

Labor-UMW*	$266	$219	$185	$670
Benefits-UMW*	35	79	(316)	(202)
Operating Materials	(62)	30	--	(32)
Maintenance - Materials and Services	154	201	215	570
Electricity	123	50	77	250
Other Billed Services	37	46	42	125
Taxes Other Than Income Tax	15	17	9	41
Rentals	218	199	199	616
Depreciation	2	2	2	6
Cleaning Cost Normalization**	--	(196)	(221)	(417)
Other	6	5	25	36

Total	$794	$652	$217	$1,663

      * United Mine Workers of America.

      ** Represents the deferral/accrual required to establish revenue based on forecasted results for the remainder of the year. The amount of cleaning cost normalization is established on an “overall” company basis (i.e., not itemized) and is eliminated by year-end.

COLUMBUS SOUTHERN POWER COMPANY
PRICE PER TON OF COAL DELIVERIES
BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2003

	October 2003		November 2003		December 2003

Clean Coal Deliveries from Conesville Coal
Preparation Plant (a)	33.02	*	32.79	*	33.25	*

Notes: (a) Coal cleaned by Conesville Coal Preparation Plant and delivered to Columbus Southern Power’s Conesville Generating Plant. These deliveries of clean coal will normally consist of coal cleaned from beginning inventory as well as current month deliveries.

* Average price per ton.